[redacted]

SD
3-22-04

04003597

3-10-04

SECURITIES [...] ION
Washington, D.C. [...]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004

SEC FILE NUMBER
8-48914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Daniel M. Fishbane, Managing Director — (212) 317-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel M. Fishbane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swiss Re Capital Markets Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Managing Director, Financial & Operations Principal
Title

JUDITH PRAGER
Notary Public, State of New York
No. 02PR5063590
Qualified in Kings County
Commission Expires July 29, 20 06

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Swiss Re Capital Markets Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Swiss Re Capital Markets Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 6, 2004

RECEIVED
MAR - 1 2004
158

Swiss Re Capital Markets Corporation

Consolidated Statement of Financial Condition
December 31, 2003

Swiss Re Capital Markets Corporation
Index
December 31, 2003

Page(s)

This report contains the following:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To The Board of Directors and Stockholder of
Swiss Re Capital Markets Corporation

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation and its subsidiary (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 6, 2004

Swiss Re Capital Markets Corporation
Consolidated Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 16,024,561
Receivable from broker-dealer	4,000,000
Short-term investments, at fair value	4,981,233
Trading assets, at fair value	83,778,660
Receivable from affiliates	6,111,967
Accrued interest receivable	194,117
Prepaid expenses	164,289
Property, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $53,628	1,001,169
Other assets	701,059
Total assets	$ 116,957,055
Liabilities	
Accounts payable and accrued expenses	$ 2,213,979
Payable to affiliate	725,838
Income taxes payable	6,274,882
Financial contracts payable, at fair value	53,149
Total liabilities	9,267,848
Liabilities subordinated to claims of general creditors	50,000,000
Stockholder's equity	
Common stock - $.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	49,999,999
Retained earnings	7,689,207
Total stockholder's equity	57,689,207
Total liabilities and stockholder's equity	$ 116,957,055

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, is a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Reinsurance Company of Zurich, Switzerland (the "Parent"). Prior to July 2, 2001, the Company was a wholly owned subsidiary of Swiss Re New Markets Corporation ("SRNM"). The Company was established to conduct securities and investment business. During the year, the Company acted as introducing agent and co-agent for a variety of transactions involving credit securitizations and the sale of securities that are sensitive to insurance risks ("CAT Securities") in the secondary market. Additionally, the Company may maintain positions in these investments as part of its proprietary trading activities. The Company also acted as underwriter on certain CAT and credit Securities transactions.

On September 22, 2002 and November 5, 2002 the Company purchased common shares in Swiss Re Capital Markets Japan Corporation ("SRCMJ"), purchasing 100 shares on each occasion for an aggregate investment of $10,000,000, representing all of the currently outstanding shares of SRCMJ. SRCMJ is a Delaware corporation incorporated on August 15, 2002 and registered with the Japan Financial Services Agency ("FSA") for registration under the Law Concerning Foreign Securities Firms of 1971. SRCMJ operates in Tokyo through a branch office.

On April 1, 2003 the employees of a related party, Swiss Re Capital Markets Services (Japan) Co., Ltd. were transferred to SRCMJ together with certain property, equipment and leasehold improvements and related employee compensation and benefits.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, SRCMJ. All intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits in banks and an investment in a money market fund of a large financial institution investing primarily in short-term U.S. government and agency securities.

Short-Term Investments
Short-term investments, which represent investments in United States Treasury Bills, are carried at fair value based upon quoted market prices. Realized and unrealized gains and losses on these investments are included in interest income on the statement of income.

Property, Equipment and Leasehold Improvements
Property and equipment are recorded at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets, generally three years. Leasehold improvements are recorded at historical cost and amortized on a straight-line basis over the shorter of the economic useful lives of the assets or the date of the termination of the lease (in the year 2005).

Trading Assets
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. Trading assets are recorded on a trade date basis and are valued at fair value.

Fair value is generally based on listed market prices or broker or dealer quotations. If listed market prices or quotations are not available, fair value is based on management's estimates derived from using valuation models. These models utilize, among other factors, current interest rates, market prices, market volatility and other data, as applicable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Financial Contracts Payable at Fair Value
Financial contracts payable are contractual commitments carried at estimated fair value. Fair value is based on external market quotes and management's estimates using internal valuation models. These models utilize, among other factors, current interest rates, market prices and market volatility data, as applicable.

Guarantees
In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Trading Assets

As of December 31, 2003, trading assets consisted of a $61,563,624 investment in mortgage backed securities and a $22,215,036 investment in credit-linked notes.

The Mortgage backed securities are AAA rated securities by Moody's investors service and Standard and Poors and consist of a $44,741,790 investment in US subprime residential mortgage loans and a $16,821,834 investment in UK non-conforming residential mortgage loans.

The Company purchased 75% of notes issued by a variable interest entity ("VIE1") in September 2003. VIE1 was created as part of a credit securitization and issued credit linked notes purchased by the Company and SRFPC. The total assets in VIE1 at December 31, 2003 was $20,000,000. The Company's total exposure to VIE1 is limited to the total investment of $14,900,000. This entity is fully consolidated into SRFPC.

The Company purchased 49% of notes issued by a variable interest entity ("VIE2") in September 2003. VIE2 was created as part of a credit securitization and issued credit linked notes purchased by the Company and SRFPC. The total assets in VIE2 at December 31, 2003 was $10,000,000. The Company's total exposure to VIE2 is limited to the total investment of $4,900,000. This entity is fully consolidated into SRFPC.

4. Related Party Transactions

The Company has an agreement with an affiliate, SRFPC, whereby certain services are performed on behalf of the Company. The Company and SRFPC share office space and jointly incur various expenses that are paid by SRFPC.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments.

SRCMJ has entered into a foreign exchange forward contract with an affiliate, Swiss Re Financial Products Corporation ('SRFPC'), in order to economically hedge its foreign currency exposure. The forward contract is carried at fair value and as of December 31, 2003 is a liability of $53,149.

At December 31, 2003, the Company has a remaining net payable to SRFPC of $725,838 related to the above activity which is reported in the payable to affiliate in the statement of financial condition.

The Company has an agreement with SRFPC whereby certain services are performed in Japan on behalf of SRFPC. SRFPC reimburses the Company for all Japan related costs plus a mark-up of 5%. There is a remaining receivable related to this activity at December 31, 2003 of $311,967 reported in receivables from affiliates in the statement of financial condition.

The Company has a $5,800,000 securitization fee receivable from the Parent related to fees for a securitization of extreme mortality risk and 3 CAT securitization deals. These fees are included in receivable from affiliates in the statement of financial condition.

The Company acted as introducing agent or underwriter on certain CAT and Credit securities transactions and one life securitization for several related parties.

In 2003, the Company entered into a revolving subordinated loan Agreement with SRFPC. Under the terms of the Agreement, SRFPC is willing to issue revolving credit loans to the Company not to exceed $750,000,000 in the aggregate. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the Agreement, and the Company may borrow, repay, and reborrow such amounts as it may see fit. During 2003, SRCMC drew down on this revolving subordinated loan agreement three times and at December 31, 2003 the Company has an outstanding loan principal of $50,000,000 plus accrued interest of $46,667 reported in accounts payable and accrued expenses on the statement of financial condition.

5. Income Taxes

The Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax return with Swiss Re America Holding Corporation and Subsidiaries. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement (the "Agreement"). The Agreement provides that each member's tax provision or benefit is determined on a separate company basis. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company also maintains positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations is unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company's securities positions are cleared through major banks in the United States and through an affiliated broker-dealer in the United Kingdom. These securities are held in custody at major international financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that this institution may be unable to fulfill its obligation to return the Company's securities or cash held at the broker.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company also maintains positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligation is unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company's securities positions are cleared through a major bank in the United States and through an affiliated broker-dealer in the United Kingdom. These securities are held in custody at major international financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that this institution may be unable to fulfill its obligation to return the Company's securities or cash held at the broker.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

7. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company's net capital of $56,042,502 exceeded required net capital of $628,236 by $55,414,266. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.